Título II

DE LOS ACTOS Y DECLARACIONES DE VOLUNTAD

Artículo 1445.- *Para que una persona se obligue a otra por un acto o declaración de voluntad es necesario: 1.° que sea legalmente capaz; 2.° que consienta en dicho acto o declaración y su consentimiento no adolezca de vicio; 3.° que recaiga sobre un objeto lícito; 4.° que tenga una causa lícita.*

La capacidad legal de una persona consiste en poderse obligar por sí misma, y sin el ministerio o la autorización de otra.

Artículo 1446.- *Toda persona es legalmente capaz, excepto aquellas que la ley declara incapaces.*

Artículo 1447.- *Son absolutamente incapaces los dementes, los impúberes y los sordomudos que no pueden darse a entender por escrito.*

Sus actos no producen ni aun obligaciones naturales, y no admiten caución.

Son también incapaces los menores adultos y los disipadores que se hallen bajo interdicción de administrar lo suyo. Pero la incapacidad de las personas a que se refiere este inciso no es absoluta, y sus actos pueden tener valor en ciertas circunstancias y bajo ciertos respectos, determinados por las leyes.

Además de estas incapacidades hay otras particulares que consisten en la prohibición que la ley ha impuesto a ciertas personas para ejecutar ciertos actos.

Artículo 1448.- *Lo que una persona ejecuta a nombre de otra, estando facultada por ella o por la ley para representarla, produce respecto del representado iguales efectos que si hubiese contratado él mismo.*

Artículo 1449.- *Cualquiera puede estipular a favor de una tercera persona, aunque no tenga derecho para representarla; pero sólo esta tercera persona podrá demandar lo estipulado; y mientras no intervenga su aceptación expresa o tácita, es revocable el contrato por la sola voluntad de las partes que concurrieron a él.*

Constituyen aceptación tácita los actos que sólo hubieran podido ejecutarse en virtud del contrato.

Artículo 1450.- *Siempre que uno de los contratantes se compromete a que por una tercera persona, de quien no es legítimo representante, ha de darse, hacerse o no hacerse alguna cosa, esta tercera persona no contraerá obligación alguna, sino en virtud de su ratificación; y si ella no ratifica, el otro contratante tendrá acción de perjuicios contra el que hizo la promesa.*

Artículo 1451.- *Los vicios de que puede adolecer el consentimiento, son error, fuerza y dolo.*

Artículo 1452.- *El error sobre un punto de derecho no vicia el consentimiento.*

Artículo 1453.- *El error de hecho vicia el consentimiento cuando recae sobre la especie de acto o contrato que se ejecuta o celebra, como si una de las partes entendiese empréstito y la otra donación; o sobre la identidad de la cosa específica de que se trata, como si en el contrato de venta el vendedor entendiese vender cierta cosa determinada, y el comprador entendiese comprar otra.*

Artículo 1454.- *El error de hecho vicia asimismo el consentimiento cuando la sustancia o calidad esencial del objeto sobre que versa el acto o contrato, es diversa de lo que se cree; como si por alguna de las partes se supone que el objeto es una barra de plata, y realmente es una masa de algún otro metal semejante.*

El error acerca de otra cualquiera calidad de la cosa no vicia el consentimiento de los que contratan, sino cuando esa calidad es el principal motivo de una de ellas para contratar, y este motivo ha sido conocido de la otra parte.